1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated June 20, 2005	4

1.2	Press Release dated June 27, 2005

FORWARD-LOOKING STATEMENTS

The Press Releases of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: June 29, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

TOM Online, Warner Bros. Online Seal Strategic Online and

Wireless Partnership for China

(Beijing, June 20, 2005) — TOM Online Inc. and Warner Bros. Online today announced a strategic partnership whereby TOM Online, a leading wireless Internet company in China, will be the sole wireless and the premier Internet distribution partner for Warner Bros. Online in China.

The partnership includes the launch of the first official Warner Bros. Studios site in China, (http://ent.tom.com/warnerbros.html). Part of the popular TOM Online portal, www.tom.com, the site is the first to deliver official studio content to Chinese fans via the Internet and wireless platforms.

Warner Bros. Studios’ classic characters such as Scooby-Doo, Bugs Bunny and Tweety will be featured on the site along with sections dedicated to the Studios’ movies, games, and wireless Internet products. Websites for upcoming feature films will also be available. Upcoming titles may include Batman Begins, Harry Potter and the Goblet of Fire, and Charlie and the Chocolate Factory.

Both parties agree to partner in the creation and distribution of Warner Bros. Studios wireless content for the first time in such advanced formats as MMS, WAP, wireless gaming, Flash, as well as animation and video streaming in the run-up to 3G.

TOM Online CEO Wang Lei Lei said that TOM Online will leverage its extensive wireless and Internet distribution networks to enable Warner Bros. Online to further strengthen their brand awareness and popularity in China, while generating wireless revenue and Internet traffic. In Q4 2004, TOM Online had over 60 million paid wireless users.

“We are pleased to be Warner Bros. Online’s sole partner for online and wireless services in China. Given Warner Bros. Studios’ global leadership in media and entertainment content and TOM Online’s focus on wireless and online entertainment distribution in China, the alliance is a natural fit with tremendous potential.” said Wang.

“The Chinese marketplace has extremely sophisticated tastes when it comes to online and wireless technologies, and in many cases they are their preferred mediums for consuming entertainment,” said Jim Noonan, senior vice president and general manager of Warner Bros. Online. “TOM Online’s expertise and reach in this robust marketplace will enable us to maximize both promotional and revenue-generating opportunities for Warner Bros. Studios’ world class content.”

ENDS

tom.com TOM Online Inc.

Press Release | 新闻稿

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About TOM Online
Copyright © 2005 雷霆万钧 版权所有

About TOM Online Inc. :

TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO) is a leading mobile Internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless Internet and online advertising. In the wireless Internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless Internet voice business. As at March 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

About Warner Bros. Online:

Warner Bros. Online (WBOL) (www.warnerbros.com) provides full-service interactive solutions for Warner Bros. Entertainment subsidiaries and external clients alike. The company’s digital production, marketing and wireless capabilities span more than 40 international markets throughout Europe, Asia and Latin America. WBOL also oversees all aspects of warnerbros.com, which serves as the entry point into, and aggregator of all things Warner Bros. Entertainment, including such megabrands as Harry Potter, The Matrix and Looney Tunes.

Safe Harbour Statement:

The press release of TOM Online Inc. (the “Company”) contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 (010) 6528-3399 ext 6940

Mobile: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com

Fonda Berosini

Warner Bros. Online

Tel: +1 (818) 977-3024

E-mail: fonda.berosini@warnerbros.com

Exhibit 1.2

TOM Online Inc., TCL Communication. Announce Distribution Alliance

In preparation for 3G’s arrival in China

(Guangzhou, June 27, 2005) – TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM stock code: 8282), a leading wireless Internet company in China, and TCL Mobile Communication Co., Ltd, one of the largest domestic handset manufacturers, announced today a strategic alliance in the run-up to 3G, forging closer relationships to distribute advanced multimedia products on wireless and online platforms and in TCL shops across China.

Already the largest wireless Internet service partner of TCL, TOM Online will further strengthen the provision of its 2.75G wireless products in preparation for the arrival of 3G in China, and focus on the Company’s edge in music, entertainment and sports content. TOM Online also will help install computer links at all TCL handsets points of sales in China to promote the Company’s range of wireless services.

Wang Lei Lei, TOM Online Chief Executive Officer, said: “This partnership between TCL Mobile and TOM Online, both leading players in their respective industry, signifies the confidence we have in the development of mobile-related media-rich content in China. TCL’s proven expertise in producing popular handsets based on advanced technologies will help TOM Online maintain its leading position as a preferred wireless content provider in the run-up to 3G.”

TOM Online is one of the earliest providers of 3G content to third-generation mobile network service operator, 3 Hong Kong. Future 3G services to be embedded in TCL handsets may include products based on TOM Online’s popular ringtone, audio/video clips, Flash animation and other entertainment and sports-related services.

TCL Mobile, a unit of TCL Communication Technology Holdings Ltd, is the producer of one of the country’s top-selling handset brands. It also has formed a joint venture with Alcatel to help expand and consolidate its presence in handset markets overseas.

Liu Fei, TCL Communication Chief Executive Officer, said: “The cooperation with TOM Online will help ensure the healthy growth of TCL’s mobile market by delivering media-rich content applications to fashionable handsets based on advanced technologies. Media-rich content and applications are one of the most important factors that will help ensure the success of 3G in China. And TCL is confident that it will capture opportunities arisen from that.”

Government data shows China had more than 330 million cell phone users at the end of 2004, and that number may grow by another 58 million this year, making it the largest handset market in the world. The country’s wireless data market is expected to grow to US$9.25 billion in revenue in 2008 from an estimated US$5.26 billion in 2005, according to technology consultancy Gartner.

As at the end of 4Q 2004, TOM Online leads the China’s wireless Internet market with more than 60 cumulative paid wireless service users and is the only portal in China that enjoys a top three ranking in every category of wireless value-added services.

The TCL-TOM Online partnership comes on the heels of TOM Online’s announcement on June 20 that it is the sole wireless and the premier Internet distribution partner for Warner Bros. Online in China.

About TOM Online Inc. :

TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO) is a leading mobile Internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless Internet and online advertising. In the wireless Internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless Internet voice business. As at March 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

About TCL Mobile:

A leading player in mobile communication industry in China, TCL Mobile Communication Co., Ltd was set up in March 1999. It is a high-tech enterprise engaged in the R&D, design, manufacturer, sales and service in handset industry. It has since established a leading brand presence in domestic markets, and business has expanded considerably in all areas to support customer needs and the growth of the telecommunications industry in China. Now it is one of the pillar industries of the TCL Holding Co., Ltd.

Aiming to “create an internationalized mobile communication enterprise” and adhering to the principle of promoting internalization, TCL has broken the monopoly of foreign brands within 5 years.

In 2002, the sales of TCL mobile exceeded one billion US dollars, which enabled us to be among the top three in China’s mobile phone market. In addition, TCL became No.1 among China’s mobile phone manufacturers from then on.

Safe Harbour Statement:

The press release of TOM Online Inc. (the “Company”) contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 (010) 6528-3399 ext 6940

Mobile: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com